LITFUNDING CORP.
6375 S. Pecos Road, Suite 217
Las Vegas, Nevada 89120

January 22, 2007
VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	LitFunding Corp.
Form SB-2
File No. 333-139234
Filed December 11, 2006

Dear Mr. Spirgel:

In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated January 5, 2007 (the "Letter"). For your convenient reference, we have included your original comments from the Letter in their entirety:

General

1.    Given the nature and size of the transaction being registered for resale by Imperial Capital Holdings LLC (e.g., you are registering approximately 50% of the number of shares currently issued and outstanding prior to this offering), advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response:    First, the cover plate of our registration statement erroneously made reference to Rule 416. This has been corrected to state Rule 415. Although we believe that Rule 415(a)(1)(i) is appropriate for our Equity Line of Credit transaction, because Imperial will acquire our shares over a 2-year period, and will not purchase an amount of shares that would cause them to own greater than 9.9% (thus never becoming an affiliate), our board of directors has elected to reduce the number of shares registered to 9 million shares, or about 30% of our current outstanding shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.    Your disclosure focuses solely on your litigation funding business. Although this is your primary business, you should discuss your other businesses operated through Global Universal Film Group and Easy Money Express. Expand you discussion of your “Overview and Outlook” to explain how these businesses fit into your overall business plan and what the impact of them have been on your results of operations and liquidity.

Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
January 22, 2007

Response:    Although both entities are at a nascent stage and have not yet produced any revenues, we have included a paragraph on each of the subsidiaries in our “Overview and Outlook” section.

Promissory Notes, page 40

3.     Update the information in this section to reflect whether notes due have been paid or extended.

Response:    The following information has been corrected in the amended Form SB-2.

Regarding our promissory notes with Global Universal Film Group, Inc. (“Global Universal”), in December, 2005, Global Universal executed a $50,000 note payable to the Company which is due upon its spin-off as a separate entity. During 2006, the Company executed three promissory notes totaling $26,000 to Global Universal. On October 16, 2006, all of the principal and interest owed under the aforementioned notes were cancelled and replaced by a single note issued by Global Universal, and payable to the Company in the amount of $174,000, due within six months after the spin-off transaction has been effected.

In late December, 2006, we received notice from attorney Michael Marcelli that he was not a party to the Company’s promissory note payable to Daniel J. Callahan. Further, the amount and dates described were inaccurate. We have corrected the information. The note is currently in default.

The maturity date of our $30,000 Note with Imperial Capital, dated April 12, 2006, has been extended until March 31, 2007. All interest and other fees due and payable under the Note were cancelled in exchange for issuance of 200,000 shares.

4.    File the promissory note with Imperial Capital Holdings as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-B. Tell us in your response letter what the consequences to the company are in case of default.

Response:    We have included a copy of the promissory note with Imperial Capital Holdings as an exhibit to our amended registration statement. In the event of a default on this note, the interest rate will be increased to 24%, and we will incur attorneys’ fees and collection costs.

Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
January 22, 2007

Investment Agreement with Imperial Capital Holdings, page 41

5.    We note that the company first entered into the investment agreement with Imperial Capital Holdings on January 16, 2006, but this agreement was terminated on July 28, 2006. Expand the disclosure here to briefly note this earlier agreement, highlight the reasons why it was terminated and how it differed from the current agreement.

Response:    The terms under both agreements are essentially the same, with noted exceptions for some non-material changes. There was a breach of the earlier agreement, dated January 16, 2006, by the Company due to its failure to timely file a registration statement. Imperial threatened to terminate the Investment agreement unless a settlement was reached. In addition, the Company failed to timely register Imperial’s shares of convertible preferred stock, which were acquired by Imperial in August, 2005, at $.25 per share. As the price of our stock dropped, Imperial experienced a significant loss because the underlying common stock had not been registered and could not be sold. Further, the Company was in default of a $30,000 promissory note, dated April 12, 2006, due and payable to Imperial on July 12, 2006. These issues were all resolved in July, 2006, with the signing of new Investment and Registration Rights agreements and the issuance to Imperial of 800,000 shares of common stock, which are currently being registered. Also, in October, 2006, we issued an additional 200,000 shares to Imperial for extending the $30,000 promissory until March 12, 2007.

The foregoing has been included in our amended registration statement on Form SB-2.

Executive Compensation, page 47

6.    Update your executive compensation information for 2006.

Response:    We have updated the executive compensation section to include our Chief Financial Officer, Terry Gabby, and to present current information for the year 2006.

Signatures, page II-11

7.    Please identify the individual signing as your principle accounting officer or controller in your amendment. See Instruction 1 for signatures to Form SB-2.

Response:    Our Chief Financial Officer, Terry Gabby, serves as our principle accounting officer. We have provided for his signature to the Form SB-2 in accordance with Instruction 1.

Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
January 22, 2007

In connection with our responses to the Letter, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (702) 898-8388. In addition, feel free to contact our attorney, Dennis Johnston at (310) 666-2133. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Morton Reed
Morton Reed Chief Executive Officer